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Exhibit 12

STREAMLINE HEALTH SOLUTIONS, INC.
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Year Ended January 31,					Six Months Ended July 31,
	2009	2010	2011	2012	2013	2012	2013
	(in thousands)					(in thousands)
Fixed charges
Interest expensed	$24.4	$43.8	$116.4	$178.5	$1,957.0	$599.0	$1,154.4
Interest capitalized	—	—	—	—	—	—	—
Amortized premiums, discounts and capitalized expenses related to indebtedness	—	—	—	—	—	—	—
Estimate of the interest within rental expense(1)	133.5	132.3	151.0	186.8	352.8	162.4	186.0
Preference security dividend requirements of consolidated subsidiaries(2)	—	—	—	—	176.0	—	357.1

Total fixed charges	$157.9	$176.1	$267.4	$365.3	$2,485.8	$761.4	$1,697.5

Earnings
Earnings (loss) before income taxes	$(1,363.3)	$1,328.6	$(1,933.6)	$36.9	$(8,267.3)	$61.4	$(3,374.4)
Add back: Fixed charges	157.9	176.1	267.4	365.3	2,485.8	761.4	1,697.5
Less: Interest capitalized	—	—	—	—	—	—	—

Total earnings (loss)	$(1,205.4)	$1,504.7	$(1,666.2)	$402.2	$(5,781.5)	$822.8	$(1,676.9)

Ratio of earnings to fixed charges(3)	*	8.5	*	1.1	*	1.1	*

(1)
Estimate of the interest expense within rental expense represents one-third (1/3) of our rental expense for the period presented.

(2)
Represents deemed dividends on preferred stock for the period presented.

(3)
The deficiency of earnings to fixed charges are (in thousands): $1,363.3 for the year ended January 31, 2009; $1,933.6 for the year ended January 31, 2011; $8,267.3 for the year ended January 31, 2013; and $3,374.4 for the six months ended July 31, 2013.

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  Exhibit 12